UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

22 July 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ATS Medical, Inc.

File No. 0-18602 -- CF# 25340

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ATS Medical, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.3 to a Form 10-Q filed on August 8, 2005, as modified by the same contract refiled with fewer redactions as Exhibit 10.44 to a Form 10-K filed on March 7, 2006.

Based on representations by ATS Medical, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3   through June 23, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel